

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

Via E-mail
Mr. Kenneth Leddon
Chief Financial Officer
Novatel Wireless, Inc.
9645 Scranton Road
San Diego, CA 92121

>   **Re: Novatel Wireless, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 16, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
>   **Filed May 10, 2011**
>   **File No. 0-31659**

Dear Mr. Leddon:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Sales and marketing, page 5

1.   We note that you sell your M2M Products and Solutions primarily through your own direct sales force in a model "that is primarily direct touch with indirect fulfillment." Tell us what you mean and explain to us how this relates to your revenue recognition process.

Backlog, page 7

2.   As stated herein, you do not believe that "backlog is currently a meaningful indicator of (y)our future business prospects due to the many variables, some of which are outside (y)our control…" However, in a press release contained in Exhibit 99 of your Form 8-K filed on February 24, 2011, you stated "Our backlog remains strong and we expect to

enter the second quarter with a number of next generation products launching in the marketplace." In a subsequent press release contained in your Form 8-K filed May 11, 2011, you stated "We have plenty of work yet to do as we execute on our business strategy, but our backlog continues to grow, providing considerably improved visibility." In order that your investors may have a better appreciation of your backlog strength and growth, please disclose your backlog data. Refer to Item 101(c)(1)(viii) of Regulation S-K.

If we fail to develop and timely introduce, page 10

3.   Per your disclosure, you enter into contracts with some customers pursuant to which you develop products for later sale to that customer, and that you price the products to be sold under these contracts based on your estimated development, production, customer support and warranty costs. Tell us how you account for the revenues and costs related to such contract arrangements and what your typical payment terms are. Refer to your basis in the accounting literature

Revenue Recognition, page 34

4.   We note your basis for revenue recognition for product sales which are predicated primarily on delivery. With a view towards clarification of your revenue recognition policy disclosure, explain to us how you considered all the other requirements for revenue recognition set forth in SAB 104.

3. Fair Value Measurement of Assets and Liabilities, page F-17

5.   For *each* class of assets reported under Level 2, please disclose the valuation technique (or multiple valuation techniques) and the inputs used in determining their respective fair values. Refer to paragraph 50-2(e) of ASC 820-10 and examples in paragraphs 820-10-55-22A through 55-22B.

13. Quarterly Financial Information, page F-35

6.   Please explain to us why your revenues significantly increased during the fourth quarter of 2010. In particular, tell us in detail

- the extent of your expanded addressable market;
- the broadened product portfolio which significantly contributed to the revenue increase; and
- the added diverse base of customers and the nature of their purchases. In this regard, we note your disclosures in your Form 8-K filed on February 24, 2011.

Mr. Kenneth Leddon
Novatel Wireless, Inc.
August 5, 2011
Page 3

Form 10-Q for the Quarter Ended March 31, 2011

Mobile Computing Products, page18

7.   We note that you attributed the significant decrease in first quarter revenues to the 4G
        product transition, which affected the demand for your older generation products as
        telecom carriers continued to upgrade their networks to 4G. It remains unclear to us why
        there was a surge in sales, presumably from your older generation products, during the
        fourth quarter of 2010, when you had planned to roll out your 4G products during the
        first quarter of 2011. Please advise us.

        Please file all correspondence over EDGAR. We urge all persons who are responsible
for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes
the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior
Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202)
551-3361 if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director